Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270939

Southern California Gas Company

Final Term Sheet

May 12, 2025

5.450% First Mortgage Bonds, Series DDD, due 2035

6.000% First Mortgage Bonds, Series EEE, due 2055

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated May 12, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 27, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings*:	Aa3 (stable) by Moody’s Investors Service, Inc.

A (stable) by S&P Global Ratings

AA- (stable) by Fitch Ratings, Inc.

Trade Date:	May 12, 2025

Settlement Date:	May 16, 2025 (T+4)

5.450% First Mortgage Bonds, Series DDD, due 2035

Securities Offered:	5.450% First Mortgage Bonds, Series DDD, due 2035 (the “Series DDD Bonds”)

Aggregate Principal Amount Offered:	$600,000,000

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2025

Coupon:	5.450% per annum, accruing from May 16, 2025

Maturity:	June 15, 2035

Yield to Maturity:	5.509%

Spread to Benchmark Treasury:	+105 basis points

Benchmark Treasury:	4.250% due May 15, 2035

Benchmark Treasury Yield:	4.459%

Optional Redemption Provision:	At the Company’s option, prior to March 15, 2035 (the “Series DDD Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Series DDD Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.542%, plus accrued interest, if any

CUSIP:	842434 DC3

ISIN:	US842434DC38

6.000% First Mortgage Bonds, Series EEE, due 2055

Securities Offered:	6.000% First Mortgage Bonds, Series EEE, due 2055 (the “Series EEE Bonds”)

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2025

Coupon:	6.000% per annum, accruing from May 16, 2025

Maturity:	June 15, 2055

Yield to Maturity:	6.098%

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury:	4.625% due February 15, 2055

Benchmark Treasury Yield:	4.898%

Optional Redemption Provision:	At the Company’s option, prior to December 15, 2054 (the “Series EEE Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Series EEE Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	98.649%, plus accrued interest, if any

CUSIP:	842434 DD1

ISIN:	US842434DD11

All Bonds Offered Hereby

Total Net Proceeds:	Approximately $1,082.2 million, after deducting the underwriting discounts but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Academy Securities, Inc.

Co-Managers:	Great Pacific Securities
Roberts & Ryan, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, by calling Mizuho Securities USA LLC toll-free at (866) 271-7403, by calling RBC Capital Markets, LLC toll-free at (866) 375-6829, by calling Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or by calling SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.